

**TSX / NYSE American
Symbol: TMQ**

News Release

Trilogy Metals Announces Election of Directors

May 15, 2018 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE American: TMQ) ("Trilogy Metals" or the "Company") is pleased to announce that the shareholders voted in favour of all items of business before the Annual Meeting of the Shareholders held in Vancouver today and that the nominees listed in the management proxy circular for the meeting were all elected as directors. Detailed results of the vote for the election of directors are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Tony Giardini	66,278,285	99.69	206,262	0.31
William Hayden	66,279,739	99.69	204,808	0.31
William Hensley	66,253,370	99.65	231,177	0.35
Gregory Lang	66,270,411	99.68	214,136	0.32
Kalidas Madhavpeddi	66,257,223	99.66	227,324	0.34
Gerald McConnell	66,260,559	99.66	223,988	0.34
Janice Stairs	66,271,241	99.68	213,306	0.32
Rick Van Nieuwenhuyse	66,275,111	99.68	209,436	0.32
Diana Walters	66,246,617	99.64	237,930	0.36

Detailed results of all items of business are available in the Report of Voting Results filed under the Company's SEDAR profile at www.sedar.com ("SEDAR") and on the Form 8-K filed under the Company's EDGAR profile at www.sec.org ("EDGAR").

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

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Company Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
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